United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	36

2

Newly built public school in Macacos - MG, Brazil Vale’s Performance in 1Q19 Rio de Janeiro, May 10th, 2019

“This presentation may include statements that present Vale's expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the Brazilian Comissão MarchésFinanciers U.S. Securities and Exchange de Valores Mobiliários (CVM), (AMF)andinparticularthe Commission (SEC), the the French Autorité des factorsdiscussedunder “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.” “Cautionary Note to U.S. Investors - The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We present certain information in this presentation, including ‘measured resources,’ ‘indicated resources,’ ‘inferred resources,’ ‘geologic resources’, which would not be permitted in an SEC filing. These materials are not proven or probable reserves, as defined by the SEC, and we cannot assure you that these materials will be converted into proven or probable reserves, as defined by the SEC. U.S. Investors should consider closely the disclosure in our Annual Report on Form 20-K, which may be obtained from us, from our website or at http://http://us.sec.gov/edgar.shtml.” DAisgcelanimdear

1. Opening remarks 2. Highlights of Vale’s performance in 1Q19 3. Capital Allocation 4. Business segment performance Agendaa

Opening remarks

5 Relief and reparation actions promptly followed emergency aid • US$ 76 million in donations¹ US$ 13 million in donations¹ to Fire Department, Civil Defense and Police Force Provision¹ of US$ 2.3 for agreements billion • ¹ As recorded in 1Q19 Earnings Results

6 We are taking action to reduce the environmental impact on the Paraopeba river • 65 monitoring points and daily analysis of water and sediments • 5 membranes installed to retain sediments • Investments in Water Treatment Stations to restrain environmental impact and reestablish community water supply Tailings have not reached the São Francisco River

7 Beyond repairing – building something better NEW STRATEGIC PILLARS Vale Day 2018 New pillars • Maximize flight to quality in Iron Ore To leverage our strengths in Ferrous Minerals world-class reserves, assets and logistics to maximize the value in our premium portfolio of products • Discipline in capital allocation To keep focus on value creation and safety of assets, investing in the sustainability of production and in the protection/increase of margins • Base Metals transformation To keep on track with the transformation of the Base Metals business unit, applying best practices throughout all our operations • To positively impact society, going beyond taxes, social projects and reparation in Brumadinho, becoming a development enabler in the areas we operate and fostering an effective redefinition of mining in Brazil New pact with society • Safety and Operational Excellence To transform the way we operate in regards to three interconnected themes: (i) safety and risk management, (ii) assets management, and (iii) organization, processes and culture (VPS1) ¹ Vale Production System

8 Safety and operational excellence are key elements throughout the organization Safety and Operational Excellence Area reporting to the CEO Business areas and functional units and safety in operations excellence guidelines ¹ Vale Production System •Responsible for management •Comply with operational •Asset risk management report and whistleblowing •Ensure technical expertise within the operational teams •Mandatory VPS¹ •Define technical parameters •Support use of risk and asset management models and standards by operational areas •Focus on standards and procedures •Audit with independence and transparency

9 We will work to take the Brazilian mining regulation beyond current standards and practices From… To… • Low visibility of critical dams monitoring Unified regulatory body Detailed technical norms based on best practices (ex. Canada and Australia) • Overlap of regulation and regulation bodies • Limited cooperation between industry and experts toward advances in safety standards Incentives to sustainable production processes Experts board and independent accredited body with collaboration of industry, government and society • Interference lacking technical criteria Work together with regulators and main stakeholders to develop a transition phase

10 What defines success for Vale Rebirth of Brumadinho • Brumadinho sustainable development 1 Cultural transformation • Safety becomes an “obsession” with our risk perception and safety culture evolved into an interdependent mindset • Sustainability entrenched in local operations and Vale perceived as a development agent Lean portfolio • Optimization of risk and growth factors 2 3 Recognition from society • Support to our license to operate 4 The safest and, therefore, most reliable mining company in the world

Highlights of Vale’s performance in 1Q19

12 Brumadinho dam rupture financial impacts led to Vale’s first negative EBITDA in history US$ million (290) (249) EBITDA 4Q18 Brumadinho Brumadinho Weather impacts Prices Others EBITDA 1Q19 proforma Provisions 1One-off Brumadinhorevenue recognition EBITDA 1Q19 lost sales stoppage expenses 1 Includes US$ 2.423 billion for the compensation/remediation programs and agreements; US$ 1.855 billion for decommissioning of tailing dams; US$ 104 million of incurred expenses and US$ 122 million in others. 4,467 (160)(778)951(89)(4,504) 4,101 (652)

13 Financial impact of the Brumadinho dam rupture was based on the facts and circumstances known at this point in time US$ million 122 160 290 Compensation / remediation programs and agreements De-characterization Incurred expenses of tailing dams Lost volumes Stoppage Others Impact on 1Q19 EBITDA 1,855104 2,423 4,954

Capital allocation

15 Net debt increased by US$ 2.4 billion compared to 4Q18, as a result of frozen funds in the amount of US$ 3.5 billion Net debt / LTM1 EBITDA Ratio 1Q18 2Q183Q18 4Q18 1Q19 1 LTM – last twelve months Average cost of debt: 5.08% per annum Average maturity: 7.96 years 1.0 1.0 0.7 0.7 0.6 LTM EBITDA / LTM gross interest: 11.0x Net debt in 1Q19: US$ 12.031 billion

16 Gross debt increased as a result of the addition of new credit lines raised to comply with the freeze of funds related to Brumadinho Gross debt US$ billion Gross debt amortization schedule1 US$ billion Leasing (IFRS 16) 1.9 1.2 1.3 2019 2020 2021 20222023 onwards Gross debt 61% of our debt settlement will occur after 2023 1Q18 4Q18 1Q19 1 As of March 31st, 2019. Does not include accrued charges. 10.3 16.9 2.1 20.276 1.746 17.051 15.466

Business segment performance

18 Ferrous Minerals EBITDA was affected by Brumadinho, new inventory management procedures in China and weather related impacts US$ million New inventory management procedures 249 63 160 889 EBITDA 4Q18 One-off revenue recognition Brumadinho Brumadinho lost volumesstoppage expenses Usual weather seasonality Abnormal weather impacts Prices Others EBITDA 1Q19 4,115 290 573 193 3,602

19 Iron ore and pellets sales volume was mainly impacted by related effects weather-Mt 19 Mt weather-related effects 14 6 3 Volume sold 4Q18 Usual weather seasonality Abnormal rains in the Northern System One-off revenue recognition Stoppages Brumadinho Inventory drawdown in China Volume sold 1Q19 97 5 7 68

20

Iron ore fines and pellets EBITDA breakeven increased by US$ 3/t mainly due to higher expenses and lower Carajás market premiums


US$/t, 1Q19
14.0
16.8
5.6
1.2
3.3
5.6
35.4
5.1
30.3
C1 cash cost¹
Freight
Royalties & expenses
Distribution
Moisture
Quality
EBITDA breakeven iron ore fines
Pellet adjustment
EBITDA breakeven (pellets & fines)
Cost landed in China

Higher stoppage expenses related to Brumadinho (US$ 2.7/t), lower Carajás market premium (US$ 2.5/t) and higher C1 cash cost (US$ 1.2/t) were offset by lower freight costs (US$ 2.0/t) and higher pellet contribution (US$ 1.7/t)

[1] Ex-ROM

21 In Base Metals, lower sales volumes and higher costs were partially offset by higher prices Highlights 1Q19 Base Metals EBITDA US$ million The Base Metals business has its focus on the stabilization plan for nickel operations, preparing the business for the times ahead, and remains firm on the strategy to focus on value over volume North Atlantic operations continued to reduce its unit costs to sub-US$ 4,000/t as a result of improvements and optimizations in the operations and higher by-product credits Scheduled maintenance in PTVI and VNC impacted production and, therefore, sales volumes and fixed cost dilution. 1Q18 4Q18 1Q19 644 592 505

22 Coal EBITDA was mainly impacted by lower market reference prices and sales volumes Highlights 1Q19 Coal Adjusted EBITDA US$ million Coal volumes decreased due to the severe rainy season in Mozambique, which led to lower dilution of fixed costs The negative effects of costs and sales volumes were offset by the combined positive effect of the pricing mechanism at metallurgical coal realized prices 1Q18 4Q18 1Q19 104 16 -69

Additional information

24

Vale's iron ore CFR realized price was US$ 8.9/t higher than the market reference for the 62% Fe content, totaling US$ 91.6/t in 1Q19


US$/t, 1Q19
82.7
2.2
3.4
4.2
1.1
0.1
0.3
91.6
3.7
6.8
81.1
Average Platts 1Q19 (dmt)
Quality
Premium / discount and commercial conditions
Provisional prices in prior quarter¹
Lagged Prices
Current
Provisional prices in current quarter²
CFR reference price (dmt)
Adjustment for FOB sales
Moisture
Vale CFR/FOB price (wmt)³
Impact of pricing system adjustments

[1] Adjustment as a result of provisional prices booked in 4Q18 at US$ 69.3/t.
[2] Difference between the weighted average of the prices provisionally set at the end of 1Q19 at US$ 85.1/t based on forward curves and US$ 82.7/t from the 1Q19 62% Fe reference price.
[3] Vale price is net of taxes.

25 Salobo III and Northern System 240 Mtpy are progressing as originally planed 1Q19 Highlights Project execution and sustaining capex US$ million Investments totaled US$ 611 million in 1Q19, consisting of US$ 99 million in project executions and US$ 512 million in maintenance of operations 1,496 Salobo III project concluded the vegetal suppression, the service access to the plant and initiated earthworks in the crushing and plant areas The Northern System 240 Mtpy project works began in 1Q19 1Q18 4Q18 1Q19 Project execution Sustaining 890 1,298 611 529 512 361 198

26 Iron ore pricing systems Pricing system breakdown (%) Impact of pricing mechanisms US$/t Lagged Current Provisional Provisional - prior quarter 4,2 0.5 Lagged -0.6 -1.1 4Q18 1Q19 4Q18 1Q19 Current Provisional - current quarter 0.3 -0.6 -0.1 -0.7 4Q18 1Q19 4Q18 1Q19 1Q18 4Q18 1Q19 35% 28% 13% 78% 62% 56% 9% 10% 9%

27 Sales mix composition in 1Q19 Iron ore sales product mix (%) Nickel sales product mix (%) Class I Class II battery-suitable Class II Intermediates Premium products¹ Other products² 1Q18 4Q18 1Q19 1Q18 4Q18 1Q19 1 Composed by pellets, Carajás, Brazilian Blend Fines (BRBF), pellet feed and Sinter Feed Low Alumina (SFLA) ² Composed by standard sinter feed, lump and high silica 63% 51% 58% 28% 25% 23% 12% 10% 7% 9% 7% 7% 78% 84% 81% 22% 19% 16%

28 Price realization – copper operations US$/t, 1Q19 183 269 6,667 616 6,484 Average LME copper price Current period price adjustments Copper gross realized price Prior period price adjustments Copper realized price before discounts TC/RCs, penalties, premiums and discounts Average copper realized price 6,215 6,051

29 Price realization – Metallurgical coal from Mozambique US$/t, 1Q19 11.5 2.1 0.4 6.5 2.3 - Average reference price 1Q19 Portfolio & quality Premium, discounts & commercial conditions Provisional prices in prior quarters Lagged and current prices Provisional prices in current quarters Freight differential Vale price 1Q19 Impact of pricing system adjustments 205.8 200.2

30

Price realization – Thermal coal from Mozambique

US$/t, 1Q19


83.0
14.4
0.9
-
0.4
1.4
0.1
67.7
Average reference price 1Q19
Portfolio & quality
Premium, discounts & commercial conditions
Provisional prices in prior quarters
Lagged and current prices
Provisional prices in current quarters
Freight differential
Vale price 1Q19
Impact of pricing system adjustments

31 Free cash flow US$ million, 1Q19 4,278 522 246 490 611 175 496 1,582 1,086 1 EBITDA 1Q19 Brumadinho provisions, non-cash Working capital Interest on loans Income taxes & Refis settlement program Capex Others Free cash flow from operations New Steel acquisition Free cash flow 1 Includes derivatives, Samarco, dividends and interest on capital paid to noncontrolling interest and others -652

32 Debt position breakdown Debt breakdown by instrument (%) Debt breakdown by currency (after hedge) (%) 12% 16% 18% 19% 63% 71% Development Agencies Bank Loans Capital Markets Hedge to USD USD BRL Others

VALE

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: May 09, 2019		Director of Investor Relations

36